September 12, 2018

Gunnar Wiedenfels
Chief Financial Officer
Discovery, Inc.
One Discovery Place
Silver Spring, MD 20910

       Re: Discovery, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for the Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-34177

Dear Mr. Wiedenfels:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Distribution, page 39

1. Please help us understand why your video on demand ("VOD") offerings match the programs that are airing on your linear network. Tell us if there are circumstances in which existing content is delivered at the outset of the distribution arrangements.
2. We note your disclosure on page 41 that most of your distribution contracts are licenses of functional intellectual property. Please help us understand your basis for recognizing revenue for fixed price contracts over the contract term.
3. We note that certain distribution contracts have minimum guarantees. Please explain the
 Gunnar Wiedenfels
Discovery, Inc.
September 12, 2018
Page 2
      types of guarantees provided and clarify your pattern of revenue recognition. Refer to
      ASC 606-10-50-19.
Advertising, page 40

4. We note certain advertising contracts have audience level guarantees and revenues are deferred until the guaranteed audience level is delivered or the rights associated with the guarantee lapse. Please help us understand the terms of the guarantee. It is unclear if the guarantee relates to individual episodes or a program season. In addition, please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.
Multiple Performance Obligations, page 40

5. Please tell us if your arrangements include promises to provide content libraries. If so, please tell us how you considered if existing content and new content represent separate performance obligations and explain how you considered judgments in determining both amounts allocated to and the timing of satisfaction of each performance obligation. Refer to ASC 606-10-50-12 and ASC 606-10-50-17.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202)551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Staff Attorney at (202) 551-3778 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameGunnar Wiedenfels
                                                            Division of
Corporation Finance
Comapany NameDiscovery, Inc.
                                                            Office of
Telecommunications
September 12, 2018 Page 2
cc:       Stephanie Marks
FirstName LastName